UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MAN SHING AGRICULTURAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

56166J100
(CUSIP Number)

Randy B. Fields Aegis Capital Corp. 810 Seventh Avenue, 11th Floor New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	56166J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aegis Capital Corp. ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
150,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44% (based on 34,001,963 shares of common stock outstanding as of November 10, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BR Credit Corp. 27-133-2508
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,500,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,500,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.41% (based on 34,001,963 shares of common stock outstanding as of November 10, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert J. Eide
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
120,000
	8	SHARED VOTING POWER
1,650,000
	9	SOLE DISPOSITIVE POWER
120,000
	10	SHARED DISPOSITIVE POWER
1,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.21% (based on 34,001,963 shares of common stock outstanding as of November 10, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randy B. Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
120,000
	8	SHARED VOTING POWER
1,650,000
	9	SOLE DISPOSITIVE POWER
120,000
	10	SHARED DISPOSITIVE POWER
1,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.21% (based on 34,001,963 shares of common stock outstanding as of November 10, 2009)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Man Shing Agricultural Holdings, Inc., a Nevada corporation (the "Company"). The address of the Company’s principal executive offices is Unit 1005, 10/F, Tower B, Hunghom Commercial Center, 37 Ma Tau Wei Road, Hunghom, Kowloon, Hong Kong.

Item 2. Identity and Background

This statement is being jointly filed by Aegis Capital Corp. (“Aegis”), BR Credit Corp. (“BR Credit”), Robert Eide (“Eide”) and Randy B. Fields (“Fields”, and collectively, the “Reporting Persons”).

Aegis is a New York corporation and a broker-dealer with a business address of 810 Seventh Avenue, 11th Floor, New York, NY 10019.

BR Credit is a New York corporation, engaged in the business of providing credit to small cap companies, with a business address of 70 Sunrise Highway, Suite 411, Valley Stream, NY 11581.

Eide is a natural person and a principal of Aegis and BR Credit with a business address of 810 Seventh Avenue, 11th Floor, New York, NY 10019.

Fields is a natural person and managing director of Aegis with a business address of 810 Seventh Avenue, 11th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On September 14, 2009, Aegis was transferred 400,000 shares of common stock of the Company by Hero Capital Profits Limited., a Hong Kong corporation, for services provided by Aegis in connection with a reverse merger transaction of Hero Capital Profits Limited. Of these 400,000 shares, 150,000 shares are still owned by Aegis, 120,000 shares were transferred to Robert J. Eide Pension Plan & Trust, 120,000 shares were transferred to Fields, and 10,000 shares were transferred to Zachary Rockoff. Eide is a principal of Aegis and BR Credit. Fields is a principal, officer and shareholder of BR Credit and Managing Director of Aegis. Zachary Rockoff is an employee of Aegis.

On December 8, 2009, the Company issued 1,500,000 shares of Common Stock to BR Credit, for a financing commitment.

Item 4.  Purpose of Transaction

400,000 shares of Common Stock of the Company were transferred to Aegis for services in connection with a reverse merger transaction of Hero Corp.

BR Credit was issued 1,500,000 shares of the Company’s Common Stock for a financing commitment.

The Reporting Persons did not acquire the securities for the purpose of acquiring control of the Company.

The Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Company to be merged, reorganized or liquidated, to sell or transfer any assets of the Company, to cause the Company to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

Aegis beneficially owns 150,000 shares of Common Stock of the Company, which in aggregate represents 0.44% of the Company’s outstanding Common Stock (based on 34,001,963 shares of common stock outstanding as of November 10, 2009).  Aegis has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

BR Credit beneficially owns 1,500,000 shares of Common Stock of the Company, which in aggregate represents 4.41% of the Company’s outstanding Common Stock (based on 34,001,963 shares of common stock outstanding as of November 10, 2009).  BR Credit has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Eide beneficially owns 1,770,000 shares of Common Stock of the Company, which in aggregate represents 5.21% of the Company’s outstanding Common Stock (based on 34,001,963 shares of common stock outstanding as of November 10, 2009).  Eide has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 120,000 of such shares and shared power to vote or direct the vote, and to dispose or direct the disposition, of 1,650,000 of such shares.

Fields beneficially owns 1,770,000 shares of Common Stock of the Company, which in aggregate represents 5.21% of the Company’s outstanding Common Stock (based on 34,001,963 shares of common stock outstanding as of November 10, 2009).  Fields has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 120,000 of such shares and shared power to vote or direct the vote, and to dispose or direct the disposition, of 1,650,000 of such shares.

Except as set out above, the Reporting Persons have not effected any other transaction in any securities of the Company in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Consultant Agreement, dated August 31, 2009, between Hero Capital Profits Limited and Aegis Capital Corp.

Exhibit 99.2   Term Sheet, dated November 26, 2009, between Man  Shing Agricultural Holdings, Inc., and BR Credit Corp.

Exhibit 99.3    Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 2009

Aegis Capital Corp.

By:  Robert J. Eide
Title: Authorized Officer

BR Credit Corp.

By:  Robert Eide
Title: President

/s/ Robert J. Eide
Robert J. Eide

/s/ Randy B. Fields
Randy B. Fields